February 13, 2025

Alison Samborn, Esq
Jackson National Life Insurance Company
8 Corporate Way
Lansing, MI 48951
Alison.Samborn@Jackson.com

   Re:         Jackson National Life Insurance Co (RILA), File Nos. 333-283892
& 333-283747


Dear Ms. Samborn:

         We have reviewed the two registration statements for Jackson National Life Insurance Co
(RILA) filed on Form N-4 with the Securities and Exchange Commission on December 11,
2024, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.
Where page numbers are referenced, they refer to the as-filed copies of both prospectuses, unless otherwise noted.

Prospectus

   General

1. All comments apply to both the Jackson Market Link Pro Advisory III prospectus and the
   Jackson Market Link Pro III prospectus, as applicable.

   Cover Page

2. Disclosure on the cover page states:    The Contract may not be appropriate
for you if you
   plan to take withdrawals from an Index Account Option prior to the end of the Index Account
   Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum
   Distributions.    Please also reference withdrawals under the Guaranteed
Minimum
   Withdrawal Benefit (   GMWB   ) here.

3. Disclosure on the cover page states:    We apply an Interim Value adjustment
if amounts are
   removed from an Index Account Option during the Index Account Option Term, and if this
   adjustment is negative, you could lose up to 100% of your investment.    In
addition to the
   discussion of Interim Value Adjustments, in the Jackson Market Link Pro Advisory III
   prospectus please also describe the Market Value Adjustment including the maximum potential loss.
 Alison Samborn
Jackson National Life Insurance Co (RILA)
February 13, 2025
Page 2


4. Please make the following changes to the paragraph on the cover page that
begins,    We limit
   the amount you can earn on an Index Account Option.   :

       a. Please reflect the minimum participation rate of 100%.

       b. Please clarify here and throughout the prospectus that the maximum loss referenced
          (i.e.,    up to a 90% loss   ) is over a crediting term, as opposed
to the life of the
          contract.

       c. Please clarify here, as you do on p. 15, that "[t]here is no guarantee that a particular
          Index Account Option will be available during the entire time that you own your
          Contract. We guarantee that at least two Index Account Options will always be available, and that those options will be identical or similar to those outlined in this prospectus."

    Glossary

5. The definition of "Covered Life" should be clearer that it generally includes the contract owner and primary spousal beneficiary, as explained in the section titled +Income GMWB
   and +Income GMWB with Joint Option.    See p. 56 (   On qualified plan
Contracts, the
   Owner and the primary spousal Beneficiary named as of the effective date of the GMWB
   with Joint Option will each be considered a Covered Life.   ).

6. Please add    Death Benefit    to the glossary as a defined term. Throughout
the prospectus, the
   term is sometimes, but not always capitalized, which could cause investor confusion. Please clarify the difference, if any, between the two uses of the term.

    Overview of the Contract

7. Under the heading    Phases of the Contract   , the disclosure on p. 7
regarding the Fixed
   Account states    The credited interest rate on the Fixed Account is set
annually and can be
   changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed
   minimum interest rate.    Please disclose what the guaranteed minimum
interest rate is.

    Key Information Table

8. In response to the question    Are There Charges or Adjustments for Early
Withdrawals?   , the
   disclosure states:    In extreme circumstances, such loss could be as high
as 100% of the
   amount withdrawn. For example, if you invest $100,000 in the Contract and then take a total withdrawal of Contract Value within the first six Contract Years, you could lose up to
   $100,000 of your investment. Losses could be greater if there is a negative Interim Value
   adjustment, taxes, or tax penalties.    Please consider revising this
disclosure to avoid the
   suggestion that an investor can lose amounts that exceed their investment. Alison Samborn
Jackson National Life Insurance Co (RILA)
February 13, 2025
Page 3


9. In response to the question    Are There Ongoing Fees and Expenses?   ,
please make the
   following changes to the Lowest and Highest Annual Cost columns in the table:

       a. In the Jackson Market Link Pro Advisory III prospectus, please revise the bullet that
          says,    No sales charges    to read "No sales charges or advisory
fees."

       b. In the Jackson Market Link Pro III prospectus, please add a bullet-point to the
          Highest Annual Cost column that reads    0% Interim Value adjustment.


10. In response to the question    Is this a Short-Term Investment?   , the
disclosure should make
    clear that withdrawals could result in significant reductions to account value, the death benefit, and contract benefits (possibly by more than the amount withdrawn).

11. In response to the question    Are There Any Restrictions on Contract
Benefits?   , please state
    that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction [will/may] reduce the death benefit(s) [and other guaranteed benefits] and may be subject to federal and state income taxes and a 10% federal penalty tax. Please add any appropriate cross-references.

    Fees and Expenses Table

12. In the narrative preceding the fee table in the Jackson Market Link Pro Advisory III prospectus, please state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from the contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

    Principal Risks of Investing in the Contract

13. The    Market Risk    on p. 17 states    You could lose up to 90% of
Contract Value allocated to
    Index Account Options due to negative Index Return after taking into account the current
    limits on Index loss provided under the Contract.    Please clarify that
this maximum loss is
    over the crediting term, and not the life of the contract.

14. Under the heading    Buffers and Floors   , the disclosure states    We
reserve the right to
    remove Protection Options in the future, so there may not always be both a Buffer and Floor
    Protection Option available to you for election on subsequent Index Account Option Terms.
    However, there will always be at least one Protection Option available to you for election.
    Please reconcile this language with the disclosure on p. 13 in response to
the question    Are
    There Restrictions on the Investment Options?   , which suggests that
Protection Options will
    always be available. The disclosure on p. 13 states "We guarantee that at least two Index
    Account Options will always be available, and that those options will be identical or similar to those outlined in this prospectus."
 Alison Samborn
Jackson National Life Insurance Co (RILA)
February 13, 2025
Page 4


15. Under the heading    Elimination, Suspension, Replacements, Substitutions,
and Changes to
    Indexes, Crediting Methods, and Terms   , the disclosure on p. 21 states:
 No Interim Value
    adjustment will apply if we substitute an Index.    Please clarify whether
this means that the
    interim value adjustment is not applied at the time of the substitution, or for the remainder of the index option's term. If the latter, please explain how this operates.

    Contract Options

16. Under the sub-heading    Fixed Account    on p. 26, please disclose that
(i) the fixed accounts
    are not registered under the Securities Act of 1933 and the fixed accounts are not registered as an investment company under the Investment Company Act of 1940 Act; and
(ii) the fixed
    account disclosures are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

    Additional Information About the Index Account Options

17. To avoid potential investor confusion, when there is more than one version of any index
   (such as price return or total return), please consider clarifying the type of index in the name of the index (e.g., S&P 500 Price Return Index).

18. The disclosure on p. 30 states    All of the Indexes offered are price
return indexes, not total
    return indexes, which means they do not reflect dividends paid on the securities composing
    the Index.    Please consider bolding this disclosure to make it more
prominent.

19. The disclosure on p. 30 states    The performances below . . . do not
reflect Contract fees and
    charges, including Market Value Adjustments and the Interim Value calculation and
    adjustment, which reduce performance.    Please revise to indicate that
performance also does
    not reflect any advisory fees associated with the contract.

20. The bar charts for the indexes on pp. 31-33 should be updated to include the year 2024, and
    should cover a period of 10 years, not 11 years (i.e., 2015   2024).

21. On p. 32 of the Jackson Market Link Pro III prospectus, the bar chart for the MSCI EAFE
    Index is missing the numeric return of the hypothetical example with the applicable 5% Cap and -10% Buffer.

22. On p. 34 of the Jackson Market Link Pro III prospectus under    Protection
Options   , please
    separate the disclosure regarding the Floor from the disclosure regarding the Buffer.

23. On p. 35 under the sub-headings    Protection Options    and    Crediting
Methods   , the
    disclosure mentions    sales commissions.    For the Jackson Market Link
Pro Advisory III
    prospectus, please confirm that, in both places, this disclosure is applicable to a non-
    commission product.
 Alison Samborn
Jackson National Life Insurance Co (RILA)
February 13, 2025
Page 5


24. On the bar chart on p. 42 titled    Performance Boost with Buffer   , the
shaded bar in Scenario
    5 showing the -10% buffer should end at the hashed line labeled    -10%
buffer.    It currently
    appears to drop below that line.

    Add-On Benefit Expenses

25. In the GMWB Section (see p. 46 of the Jackson Market Link Pro Advisory III prospectus and
    p. 48 of the Jackson Market Link Pro III prospectus), if accurate, please disclose that the
    GMWB Charge will also reduce the death benefit.

    Appendix C: State Variations

26. Please provide the staff with a completed copy of this appendix for review.

    Appendix H: Financial Intermediary Variation Information

27. The instruction to Item 8(a) of Form N-4 requires disclosure of all material intermediary specific variations to the offering (e.g., variations resulting from different brokerage channels). Accordingly, please disclose any financial intermediary variations to the offerings, including any Contract options or features that are not offered through certain intermediaries.
    It is the staff   s understanding that such disclosure may be difficult to
provide by the effective
    date of the filing. Accordingly, please plan to provide such disclosure by your next annual update (i.e., by May 1, 2026).



Closing

          We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

          Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Should you have any questions regarding this letter, please contact Jeffrey Foor at (202)
551-6760 or Samantha Brutlag at (202) 551-6405.
 Alison Samborn
Jackson National Life Insurance Co (RILA)
February 13, 2025
Page 6



                                            Sincerely,

                                            /s/ Jeffrey A. Foor
                                            Jeffrey A. Foor
                                            Senior Counsel
                                            Disclosure Review Office

                                            /s/ Samantha A. Brutlag
                                            Samantha A. Brutlag
                                            Senior Counsel
                                            Disclosure Review Office

cc:    Michael J. Spratt, Assistant Director
       Keith A. OConnell, Branch Chief
       Michael Kosoff, Senior Special Counsel